Exhibit 99.1

A New Era in Oncology Notice of 2026 Annual General Meeting Monday, 8th June 2026 at 11.00am Venue: Lochside House 3 Lochside Way Edinburgh EH12 9DT U.K.

NuCana plc

77-78 Cannon Street, London, England, EC4N 6AF

Company number: 03308778

NOTICE OF 2026 ANNUAL GENERAL MEETING

NOTICE OF 2026 ANNUAL GENERAL MEETING

NOTICE is hereby given that the 2026 annual general meeting of NuCana plc (the “Company”) will be held on 8 June 2026 at 11.00am at Lochside House, 3 Lochside Way, Edinburgh EH12 9DT, UK for transaction of the following business:

Ordinary Resolutions

To consider and, if thought fit, pass the following resolutions (1 to 10 inclusive), which will be proposed as ordinary resolutions:

1.	To re-elect (as a Class I director) Hugh Stephen Griffith, who is retiring by rotation in accordance with the Articles of Association of the Company, as a director of the Company.

2.	To re-elect (as a Class I director), Andrew Martin Kay, who is retiring by rotation in accordance with the Articles of Association of the Company, as a director of the Company.

3.	To re-appoint Ernst & Young LLP as auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company.

4.	To authorise the directors to determine the remuneration of the auditors of the Company.

5.	To receive the Company’s audited accounts for the financial year ended 31 December 2025, together with the Strategic Report, Directors’ Report and Auditors’ Report on those accounts.

6.	To receive and approve the Directors’ Remuneration Report (other than the part containing the Directors’ Remuneration Policy) for the financial year ended 31 December 2025.

7.

To receive and approve the Directors’ Remuneration Policy set out on pages 27 to 31 of the Directors’ Remuneration Report for the financial year ended 31 December 2025, such remuneration policy to take effect from the date on which this resolution is passed.

8.

THAT, in accordance with section 618 of the Companies Act 2006 (the “Act”), each of the 15,040,465,803 deferred shares of £0.0004 each in the issued share capital of the Company be and is sub-divided into 100 deferred shares of £0.000004, having the same rights and being subject to the same restrictions (except as to nominal value) as the existing deferred shares in the capital of the Company, as set out in the Company’s articles of association from time to time, such that, following the passing of this resolution, the Company’s issued share capital shall be comprised of 20,809,854,947 ordinary shares of £0.0004 each and 1,504,046,580,300 deferred shares of £0.000004 each.

9.

THAT, subject to the passing of Resolution 8 and in accordance with section 618 of the Act, each of the 20,809,854,947 ordinary shares of £0.0004 each in the issued share capital of the Company be and is sub-divided into and redesignated as (i) 1 ordinary share of £0.000004, having the same rights and being subject to the same restrictions (except as to nominal value) as the existing ordinary shares in the capital of the Company, as set out in the Company’s articles of association from time to time, and (ii) 99 deferred shares of £0.000004 each, having the same rights and being subject to the same restrictions as the existing deferred shares in the capital of the Company, as set out in the Company’s articles of association from time to time, such that, following the passing of this resolution, the Company’s issued share capital shall be comprised of 20,809,854,947 ordinary shares and 3,564,222,220,053 deferred shares, in each case, of £0.000004 each (the “Sub-Division”).

10.

THAT the directors be generally and unconditionally authorised pursuant to Section 551 of the Act to exercise all the powers of the Company to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £5,000,000. This authority shall, unless previously renewed, revoked or varied by the Company in general meeting, expire on 30 June 2027 or, if earlier, the conclusion of the annual general meeting of the Company to be held in 2027, save that the Company may, at any time before such expiry, make any offer or agreement which would or might require rights to subscribe for or to convert securities into shares to be granted or equity securities to be allotted after the authority expires, and the directors may allot shares or grant such rights in pursuance of such offer or agreement as if the authority had not expired. This resolution revokes and replaces all unexercised authorities previously granted to the directors to allot shares or grant rights to subscribe for or convert securities into shares but without prejudice to any allotment of shares or grant of rights already made, offered or agreed to be made pursuant to such authorities.

Special Resolution

To consider and, if thought fit, pass the following resolution 11, which will be proposed as a special resolution:

11.

THAT, subject to the passing of resolution 10, the directors be empowered pursuant to Section 570 of the Act to allot equity securities (as defined in Section 560 (1) of the Act) for cash under the authority given by that resolution as if Section 561(1) of the Act did not apply to any such allotment, provided that such authority shall be limited to the allotment of equity securities up to a

NOTICE OF 2026 ANNUAL GENERAL MEETING

nominal amount of £5,000,000, such authority to expire on the conclusion of the annual general meeting of the Company to be held in 2027, but prior to its expiry the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the authority expires and the Board may allot equity securities under any such offer or agreement as if the authority had not expired.

Recommendation

The directors of the Company consider that all the proposals to be considered at the annual general meeting are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. It is essential that the proposed resolutions are passed. Failure to do so would severly compromise the Company’s ability to finance its plans on a continuing basis. The directors unanimously recommend that you vote in favour of all the proposed resolutions as they intend to do in respect of their own beneficial holdings.

BY ORDER OF THE BOARD	Registered office
77-78 Cannon Street
London
England
EC4N 6AF
Martin Quinn
Company Secretary
6 May 2026

YOUR VOTE IS IMPORTANT. Members will be able to attend the AGM in person however you are strongly encouraged to vote on all resolutions in advance of the AGM by appointing the Chair of the meeting as your proxy. Further details on how shareholders can appoint the Chair of the meeting as their proxy are set out in this document.

NOTES

The following notes explain your general rights as a member and your right to attend and vote at the annual general meeting or to appoint someone else to vote on your behalf.

1.

Any member entitled to attend, speak and vote at the annual general meeting may appoint one or more proxies to attend, speak and vote on their behalf. A proxy need not be a member of the Company but must attend the meeting. A member may appoint more than one proxy in relation to the annual general meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. To appoint more than one proxy you should contact the Company’s registrar, Computershare Investor Services PLC (“Computershare”), at the address below.

2.

Only those members registered in the register of members of the Company as at 11.00am on 4 June 2026 or, in the event that the meeting is adjourned, in such register not later than 48 hours before the time of the adjourned meeting, shall be entitled to attend, or vote (whether in person or by proxy) at the meeting in respect of the number of shares registered in their names at the relevant time.

3.

A form of proxy has been provided for use by members. To be valid it should be completed, signed and delivered (together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority) to the Company’s registrar, Computershare, at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, not later than 48 hours (not including non-business days) before the time appointed for holding the annual general meeting or any adjourned meeting or, in the case of a poll taken more than 48 hours after it is demanded, not less than 24 hours before the time appointed for the taking of the poll.

4.

In the case of a corporation, the form of proxy must be executed under its common seal (or such form of execution as has the same effect) or signed on its behalf by an attorney or a duly authorised officer of the corporation. A corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all its powers as a member provided that they do not do so in relation to the same shares.

5.

In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names stand in the Company’s relevant register of members for the certificated or uncertificated shares of the Company (as the case may be) in respect of the joint holding.

NOTICE OF 2026 ANNUAL GENERAL MEETING

6.

CREST members who wish to appoint a proxy or proxies by using the CREST electronic appointment service may do so for the meeting and any adjournments of it by utilising the procedures described in the CREST Manual. The message, (a CREST proxy instruction) must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited (“EUI”) and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company’s registrar, Computershare not later than the time stated in Note (3) above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the Company’s registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by EUI.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that their CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by any particular time. Reference should be made to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

7.

Proxymity Voting. If you are an institutional investor you may also be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the Company’s registrar. For further information regarding Proxymity, please go to www.proxymity.io. Your proxy must be lodged by 11.00am BST on 4 June 2026 in order to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy.

8.

The completion and return of a form of proxy will not preclude a member from attending in person at the meeting and voting should they wish to do so, but if a member appoints a proxy and attends the meeting in person, the proxy appointment will automatically be terminated. Further, the appointment under the form of proxy may be terminated by the member prior to the commencement of the meeting (or any adjournment of the meeting). To be valid, the notice of termination of the authority of the person appointed to act as proxy must be deposited at the offices of the Company’s registrar, Computershare at, not less than 48 hours (not including non-business days) before the time fixed for the holding of the annual general meeting or any adjournment thereof (as the case may be).

9.

Under Section 527 of the Companies Act 2006 (the “Act”), members meeting the threshold requirement set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (a) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the annual general meeting; or (b) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Act. The Company may not require the members requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Act. Where the Company is required to place a statement on a website under Section 527 of the Act, it must forward the statement to the Company’s auditors not later than the time when it makes the statement available on the website. The business which may be dealt with at the annual general meeting includes any statement that the Company has been required, under Section 527 of the Act, to publish on a website.

10.

Copies of the directors’ service contracts and letters of appointment for non-executive directors will be available for inspection at the Global Headquarters of the Company at 3 Lochside Way, Edinburgh EH12 9DT during normal business hours on any week day (public holidays excepted) from the date of this Notice of annual general meeting until the date of the annual general meeting, and at the place of the annual general meeting for one hour before the meeting and at the meeting itself.

11.

Except as set out in the notes to this Notice, any communication with the Company in relation to the annual general meeting, including in relation to proxies, should be sent to the Company’s registrar, Computershare at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY. No other means of communication will be accepted. In particular, you may not use any electronic address provided either in this Notice or in any related documents to communicate with the Company for any purpose other than those expressly stated.

NOTICE OF 2026 ANNUAL GENERAL MEETING

EXPLANATORY NOTES TO THE RESOLUTIONS PROPOSED AT THE ANNUAL GENERAL MEETING

The resolutions to be proposed at the AGM of the Company to be held on 8 June 2026 at 11.00am are set out in this Notice of AGM. The following notes provide an explanation to the resolutions being put to shareholders.

Ordinary Resolutions

Resolutions 1 to 10 are proposed as ordinary resolutions. Assuming that a quorum is present, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) at the meeting and entitled to vote. On a poll, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution.

Resolutions 1- 2 Re-election of directors

Under the Company’s Articles of Association there are three classes of board members (Class I, Class II and Class III) with each class having a specified term of office. The Company’s Articles of Association require the Class I directors to retire from office this year. Hugh Stephen Griffith currently serves as a Class I director. Hugh Stephen Griffith is retiring and (being eligible) is standing for re-election as a Class I director at the AGM. Andrew Martin Kay currently serves as a Class I director. Andrew Martin Kay is retiring and (being eligible) is standing for re-election as a Class I director at the AGM. Biographical information for each director standing for re-election is included on page 10 of this Notice. THE BOARD RECOMMENDS A VOTE FOR THE RE-ELECTION OF EACH OF HUGH STEPHEN GRIFFITH AND ANDREW MARTIN KAY TO THE BOARD OF DIRECTORS.

Resolution 3 – Re-appointment of auditors

The Act requires that auditors be appointed at each general meeting, at which accounts are laid, to hold office until the next AGM. The appointment of Ernst & Young LLP as auditors of the Company terminates at the conclusion of the AGM. They have indicated their willingness to stand for reappointment as auditors of the Company until the conclusion of the AGM in 2027.

The Audit Committee has assessed the effectiveness, independence and objectivity of the auditors, Ernst & Young LLP, and concluded that the auditors were in all respects effective.

THE BOARD RECOMMENDS A VOTE FOR THE RE-APPOINTMENT OF ERNST & YOUNG LLP AS AUDITORS.

Resolution 4 – Authorising and fixing the remuneration of the auditors

This resolution gives authority to the directors to determine the auditors’ remuneration.

It is normal practice for shareholders to resolve at the AGM that the directors shall decide on the level of remuneration of the auditors for the audit work to be carried out by them in the next financial year. The amount of the remuneration paid to the auditors for the next financial year will be disclosed in the next audited accounts of the Company.

THE BOARD RECOMMENDS A VOTE FOR THE AUTHORISATION OF THE DIRECTORS TO DETERMINE THE AUDITORS’ REMUNERATION.

Resolution 5 – Laying of accounts

The directors are required to present to shareholders at the AGM, the annual accounts of the Company for the year ended 31 December 2025, the Strategic Report, the Directors’ Report and the Auditors’ Report on the accounts.

THE BOARD RECOMMENDS A VOTE FOR THE RESOLUTION TO RECEIVE THE ANNUAL ACCOUNTS OF THE COMPANY FOR THE YEAR ENDED

31 DECEMBER 2025, THE STRATEGIC REPORT, THE DIRECTORS’ REPORT AND THE AUDITORS’ REPORT ON THE ACCOUNTS.

Resolution 6 – Directors’ Remuneration Report

Shareholders are invited to cast their vote on the Directors’ Remuneration Report, in accordance with Section 439 of the Act. The Directors’ Remuneration Report is set out on pages 19 to 32 of the Company’s annual accounts and reports for the year ended 31 December 2025. The vote is advisory in nature and therefore no entitlement to remuneration is conditional on the passing of this resolution.

THE BOARD RECOMMENDS A VOTE FOR THE RESOLUTION TO RECEIVE AND APPROVE THE DIRECTORS’ REMUNERATION REPORT FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2025.

Resolution 7 – Directors’ Remuneration Policy

In accordance with the requirements of the Act, as a company registered in England and Wales and listed on Nasdaq, the Company is required to establish a Directors’ Remuneration Policy containing a framework of limits within which the remuneration committee are authorised by shareholders to operate. This Remuneration Policy has to be annually disclosed within the Remuneration Report contained within the Company’s annual report, and this policy is required to be approved by shareholders at least every three years, by the passing of an ordinary resolution at the AGM.

NOTICE OF 2026 ANNUAL GENERAL MEETING

Shareholders are asked to approve the Directors’ Remuneration Policy which is set out in full on pages 27 to 31 of the Directors’ Remuneration Report. The vote on the Directors’ Remuneration Policy is binding in that, once the policy is approved, the Company will not be able to make a remuneration payment to a current or prospective director or a payment for loss of office to a current or past director, unless that payment is consistent with the policy or has been specifically approved by a resolution of the Company’s shareholders. If resolution 7 is passed, the Directors’ Remuneration Policy will take effect immediately.

THE BOARD RECOMMENDS A VOTE FOR THE RESOLUTION TO RECEIVE AND APPROVE THE DIRECTORS’ REMUNERATION POLICY.

Background to Resolutions 8 – 9

The Company issues ordinary shares which currently have a nominal value of £0.0004 each. Under U.K. company law the Company is prohibited from issuing ordinary shares at a price which is less than this nominal value.

Each of the Company’s ADSs in issue represents 5,000 ordinary shares of £0.0004 each so this sets a minimum price of £2 at which each new ADS must be issued (given that the nominal value for 5,000 newly issued ordinary shares represented by each ADS must be paid under U.K. company law). The Company’s ADSs are currently trading at a price beneath this minimum price which means that the Company is currently unable to issue new ordinary shares/ADSs at market value.

Resolution 9, the Sub-Division, is the Company’s proposal to address this issue. Resolution 8 is necessary to facilitate the Sub-Division.

Capital Reorganisation by way of Sub-Division

Sub-Division of shares is a process by which a limited company having a share capital changes the structure of that share capital by increasing the number of shares it has in issue and decreasing the nominal value of each of those shares. On a Sub-Division, the total nominal value of the Company’s issued share capital remains unchanged.

The Company currently has:-

•	20,809,854,947 ordinary shares of £0.0004 each in issue (“the Existing Ordinary Shares”); and

•	15,040,465,803 deferred shares of £0.0004 each in issue (“the Existing Deferred Shares”).

The Existing Deferred Shares have no dividend or voting rights and, upon a return of capital, the right only to receive the amount paid up thereon after the holders of the Existing Ordinary Shares in the capital of the Company have received the amounts entitled to be paid to holders of Existing Ordinary Shares in the share capital of the Company and the further payment of £10,000,000.00 in respect of each Existing Ordinary Share.

It is proposed by Resolution 8 that all the Existing Deferred Shares in issue be each subdivided into 100 deferred shares of £0.000004 each (“the Deferred Shares”) so the class of Deferred Share has that new nominal value prior to the Sub-Division proposed by Resolution 9.

Subject to the passing to Resolution 8, the Board proposes by Resolution 9 to carry out a subdivision and redesignation of the Existing Ordinary Shares by 1:100 so that each Existing Ordinary Share will be subdivided into and redesignated as 1 new ordinary share of £0.000004 each (“the New Ordinary Shares”) and 99 Deferred Shares of £0.000004 each (“the Capital Reorganisation”).

No share certificates will be issued in respect of the Deferred Shares created by Resolution 9 and the CREST accounts of holders of New Ordinary Shares will not be credited with any Deferred Shares.

This will increase the number of shares in issue to 20,809,854,947 New Ordinary Shares and 3,564,222,220,053 Deferred Shares with the nominal value of each share being £0.000004.

The rights of the New Ordinary Shares and the Deferred Shares are set out in the Company’s Articles of Association and in the case of the Deferred Shares summarised as follows. The Deferred Shares have no dividend or voting rights and, upon a return of capital, the right only to receive the amount paid up thereon after the holders of the New Ordinary Shares in the capital of the Company have received the amounts entitled to be paid to holders of New Ordinary Shares in the share capital of the Company and the further payment of £10,000,000.00 in respect of each New Ordinary Share.

Following the proposed Capital Reorganisation the aggregate number of shares held (directly or by virtue of holding an ADS) by a shareholder in the Company will be higher, but the nominal value of each of those shares will be lower and the total nominal value of the shares held by a shareholder will be unchanged by Resolution 9. The total nominal value of the Company’s issued share capital following the passing of Resolution 9 will remain unchanged at £14,340,128.30.

Materially each shareholders proportionate holding, by number of shares, in the issued share capital of the Company will be unchanged following the passing of Resolution 9.

NOTICE OF 2026 ANNUAL GENERAL MEETING

The passing of Resolutions 8 and 9 will allow the Company to issue new ADSs.

Resolution 8 – the Sub-Division of the Existing Deferred Shares

The Existing Deferred Shares have a nominal value of £0.0004 each and it is necessary to sub-divide these into shares of £0.000004 each to facilitate the Sub-Division proposed by Resolution 9.

THE BOARD RECOMMENDS YOU VOTE FOR THE RESOLUTION SUB-DIVIDING THE EXISTING DEFERRED SHARES.

Resolution 9 – the Sub-Division of the Existing Ordinary Shares

The Existing Ordinary Shares have a nominal value of £0.0004. The Board proposes, by Resolution 9, to carry out a subdivision and redesignation of the Existing Ordinary Shares by 1:100 so that each Existing Ordinary Share will be subdivided into and redesignated as 1 new ordinary share of £0.000004 each and 99 Deferred Shares of £0.000004 each. Each shareholders proportionate holding, by number of shares, in the issued share capital of the Company will be unchanged following the passing of Resolution 9.

THE BOARD RECOMMENDS YOU VOTE FOR THE RESOLUTION SUB-DIVIDING AND REDESIGNATING THE EXISTING ORDINARY SHARES.

Background to Resolution 10 and Special Resolution 11

As a matter of U.K. company law, directors of a company incorporated in England must have authority from shareholders to allot or grant rights to subscribe for, or to convert any security into, the company’s shares. In addition, when an allotment of shares is for cash, the company must first offer those shares on the same terms to existing shareholders of the company on a pro-rata basis (commonly referred to as statutory pre-emption rights) unless these statutory pre-emption rights are dis-applied, by approval of the shareholders.

Resolutions 10 and 11, which we refer to as our “Share Issuance Proposals,” ask our shareholders for authority for the directors to allot shares or grant rights over shares up to an aggregate nominal amount of £5,000,000 and the power for the directors to allot shares or grant rights over shares for cash up to an aggregate nominal amount of £5,000,000 on a non-preemptive basis. This authority and power would expire at the conclusion of our 2027 AGM.

Many of our peer companies are listed and incorporated in the United States, and are thus not subject to similar share issuance restrictions. We are asking you to approve our Share Issuance Proposals to allow us to continue to execute on our business and growth strategy in a timely and competitive manner.

Should our shareholders not approve resolutions 10 and 11, whilst we appreciate that we would still have the ability to seek shareholder approval in connection with a specific issuance of shares on a case-by-case basis by convening general meetings from time to time, we do not believe that such an approach is a workable alternative to obtaining approval of resolutions 10 and 11 at the AGM as we propose. The uncertainty as to whether we could obtain shareholder approval for a specific issuance, as well as the delays we would experience in seeking and obtaining such approval, could be harmful to the terms of such a share issuance. In addition, the case-by-case approval approach ignores market windows and other deal timing and competitive realities.

Specifically, the requirement to first offer shares, that we propose to issue for cash, to all of our existing shareholders in time-consuming pro-rata rights offerings would considerably reduce the speed at which we could complete capital-raising activities undertaken in furtherance of our growth strategy, would increase our costs, might otherwise make it difficult or impossible for us to complete such transactions, and could put us at a distinct competitive disadvantage relative to our peer companies.

Access to capital and the ability to raise equity capital at short notice have been important factors that have contributed to our ability to execute our long-term growth strategy. In practice, offering shares to existing shareholders in accordance with U.K. statutory pre-emption rights can be time-consuming, so U.K. market practice for listed companies is to annually seek a shareholder resolution waiving or dis-applying pre-emption rights over new share issuances for cash, up to an agreed limit. We fully appreciate that our proposals are in excess of the investment advisory guidance in this regard and for this reason, our proposals may attract a negative voting recommendation from certain proxy advisory firms. However, we have an established track record since our IPO in October 2017 of securing annual shareholder support for a resolution dis-applying pre-emption rights over amounts of share capital in excess of the investment advisory guidance. Using these authorities, we have always acted in the best interests of the Company.

We believe the request for authorisation and disapplication of pre-emption rights sought will provide us with the continued flexibility to raise equity capital that we believe we may require at this stage of development of the Company. This recognises the fact that as a development-stage business, we have needed access to equity capital to ensure that we can maintain the business appropriately capitalised to expedite our development programs. We have publicly stated that we believe our existing cash resources will be sufficient to fund the Company into 2029. We believe it is in the interests of all shareholders to ensure that we retain the ability to raise equity capital on reasonably short notice if advisable. We propose to seek an authority (to expire at the 2027 AGM) to allot shares or grant rights over shares and under this authority to seek the power to allot shares or grant rights over shares for cash on a non-preemptive basis up to an aggregate nominal amount of £5,000,000.

NOTICE OF 2026 ANNUAL GENERAL MEETING

Where passed, in addition to these resolutions giving the Company the necessary flexibility to raise equity capital they will also give authority to allot shares or grant rights to subscribe for shares under or in connection with any existing, amended or new share option schemes or long term incentive plans as the directors may approve without offering them first to existing shareholders in proportion to their current holdings. Crucially this will allow the Company to maintain share option schemes with sufficient share reserves to appropriately compensate, motivate and retain our employees, directors and consultants, thereby aligning their interests with those of our shareholders.

Many of the companies with which we compete for talent are listed and incorporated in the United States and are not subject to similar restrictions on the authorisation of shares and disapplication of pre-emption rights related to shares. In this respect we believe the approval of Resolutions 10 and 11 is critical to enable us to continue to execute on our business strategy by attracting and retaining qualified employees, directors and consultants in a highly competitive market for talent.

The Share Issuance Proposals are consistent with U.S. capital markets practice and U.S. governance standards, and, if approved, will keep us on an equal footing with our peer companies which are incorporated and listed in the United States. We believe that the Share Issuance Proposals are appropriate to the needs of the Company and in the best interests of shareholders. We are therefore asking you to approve the Share Issuance Proposals to allow us to continue to execute our business and growth strategy in a timely and competitive manner.

Summary

The Share Issuance Proposals, if approved, will allow our Board of Directors continued flexibility to issue shares subject to other requirements of Nasdaq Stock Market and the Securities and Exchange Commission. The Share Issuance Proposals, as proposed:

•	will not exempt us from any Nasdaq corporate governance or other requirements, including those limiting the issuance of shares;

•	will keep us on an equal footing with our peer companies who are incorporated and listed in the United States; and

•	are fully consistent with U.S. capital markets practice and governance standards.

Resolution 10 - Authority to allot, or grant rights to subscribe for, shares

The directors may only allot shares or grant rights over shares if authorised to do so by shareholders.

Under this resolution the Board is seeking the authority to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £5,000,000 such authority, unless previously revoked or varied by the Company, to expire at the conclusion of the AGM of the Company to be held in 2027.

THE BOARD RECOMMENDS YOU VOTE FOR THE RESOLUTION SO AUTHORISING THE DIRECTORS.

Special Resolution

Resolution 11 is proposed as a special resolution. A special resolution requires the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by proxy) at the meeting and entitled to vote. On a poll, a special resolution is passed if it is approved by holders representing at least 75% of the votes cast (in person or by proxy) at the meeting who (being entitled to vote) vote on the resolution.

Resolution 11 – Disapplication of pre-emption rights

Please consider our section above entitled Background to Resolution 10 and Special Resolution 11.

As a U.K. company, the Company’s shareholders are entitled, under Section 561 of the Act to pre-emption rights, whereby, in the event that the Company wishes to allot and issue new shares for cash or issue shares pursuant to any rights to subscribe for shares (whether pursuant to share option rights granted to employees or otherwise) those securities must first be offered to existing shareholders in proportion to the number of ordinary shares they each hold before they can be offered to new shareholders.

As set out above, in certain circumstances, it may be in the best interests of the Company to allot shares (or to grant rights over shares) for cash without first offering them proportionately to existing shareholders. This cannot be done under the Act unless the shareholders have first waived their pre-emption rights.

Therefore this resolution, which will be proposed as a special resolution subject to the passing of resolution 10, seeks the empowerment of the directors to allot equity securities under the authority given to them by resolution 10 above without offering them first to existing shareholders in proportion to their current holdings up to an aggregate nominal amount of £5,000,000.

THE BOARD RECOMMENDS YOU VOTE FOR THE RESOLUTION SO EMPOWERING THE DIRECTORS.

NOTICE OF 2026 ANNUAL GENERAL MEETING

Appendix A: Directors’ Biographies

Hugh Stephen Griffith (Director, appointed 2008)

Hugh Griffith is our founder and has served as our Chief Executive Officer and as a member of our board of directors since our operations began in March 2008.

Prior to founding NuCana, Mr. Griffith was Chief Operating Officer of Bioenvision, Inc., a biopharmaceutical company, from July 2004 until December 2007, when it was acquired by Genzyme Corporation (now Sanofi). During this time he grew Bioenvision’s market capitalisation from $22 million to $345 million in five years, culminating in the successful approval of clofarabine for paediatric acute leukaemia. He previously served as Commercial Director of Bioenvision, Inc. from September 2002 to June 2004. Before that, Mr. Griffith held several senior commercial positions at Quantanova Limited, a biopharmaceutical company, from January 2002 to July 2002, Abbott Laboratories (now AbbVie Inc.) from October 1995 to December 2001, and Warner-Lambert Company (now Pfizer Inc.) from April 1992 to October 1995.

Mr. Griffith co-founded Edixomed Limited and served as a director from 2009 until its acquisition by Convatec Group for $220 million in 2023. He also co-founded MedAnnex Limited and served as a director from 2010 to 2024.

Mr. Griffith is a named inventor on over 389 patents and over 300 pending patent applications. He received an M.B.A. from Cardiff Business School and a B.Sc. Honours in Biology from the University of Stirling. He chairs the Finance Special Interest Group of the Scottish Lifesciences Association and serves on its advisory board. He received a lifetime achievement award for ‘Outstanding Contribution to Life Sciences’ by the Scottish Government.

We believe that Mr. Griffith possesses specific attributes that qualify him to serve as a member of our board of directors, including the perspective and experience he brings as our Chief Executive Officer, which provides historic knowledge of our company, operational expertise and continuity to our board of directors, and his significant experience in the biopharmaceutical industry in positions including chairman, chief executive officer, chief operating officer, executive and non-executive director, with a strong track record in drug development and regulatory approval, commercial launch experience, capital markets and investor relations, business development and licensing, intellectual property, and mergers and acquisitions.

Based on his significant experience in the biopharmaceutical industry in positions including chairman, chief executive officer, chief operating officer and executive director, the Corporate Nominating and Governance Committee concluded that Mr. Griffith is qualified to serve on our Board of Directors.

THE BOARD RECOMMENDS A VOTE FOR THE RE-ELECTION OF HUGH STEPHEN GRIFFITH TO THE BOARD OF DIRECTORS.

Andrew Martin Kay (Director, appointed 2020)

Andrew Kay has served as a member and Chair of our Board of Directors since December 2020. He brings more than 30 years of experience in building and leading biotechnology and pharmaceutical companies.

He currently serves as Chairman of AdvanCell and WalkSafe Chaperhome Limited. He previously served as Chairman of NeRRe Therapeutics from 2017 to 2026, and as Chairman of Blueberry Therapeutics, KaNDy Therapeutics and Wilson Therapeutics. KaNDy Therapeutics was acquired by Bayer in 2020 for a deal value of up to $875 million, and Wilson Therapeutics was acquired by Alexion Pharmaceuticals for $855 million in 2018.

Prior to that, Andrew served as President and Chief Executive Officer of Algeta. During Andrew’s leadership, Algeta’s lead product, Xofigo, was approved by the FDA and EMA for the treatment of bone metastases in castration-resistant prostate cancer patients, followed by a strong commercial launch. In February 2014, Algeta was acquired by Bayer AG for $2.9 billion.

Prior to Algeta, Andrew served as Global Head of Marketing and Sales and as a member of the Healthcare Committee and Pharmaceutical Executive Committee at Novartis. He also held several senior commercial positions in Europe and the United States at AstraZeneca, Eli Lilly, Sandoz and Boots. Andrew has a degree in Pharmacy, having trained at Nottingham University in the United Kingdom.

We believe that Mr. Kay possesses specific attributes that qualify him to serve as a member of our board of directors, including his significant experience in building and leading biotechnology and pharmaceutical companies, with a strong track record in drug development and regulatory approval, commercial launch experience, mergers and acquisitions, capital markets and investor relations, and international pharmaceutical operations.

Based on his significant experience in the biopharmaceutical industry in positions including chairman, president and chief executive officer, the Corporate Nominating and Governance Committee concluded that Mr. Kay is qualified to serve on our Board of Directors.

THE BOARD RECOMMENDS A VOTE FOR THE RE-ELECTION OF ANDREW MARTIN KAY TO THE BOARD OF DIRECTORS.

Lochside House,

3 Lochside Way,

Edinburgh,

EH12 9DT,

U.K.

T: +44 (0)131 357 1111

E: info@nucana.com

www.nucana.com